Mogul Energy International, Inc.
520 Pike Street,
Suite 2210
Seattle, Washington 98101
Telephone: (206) 357-4220 Facsimile: (206) 357-4211

By EDGAR

May 7, 2007

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention:
Mail Stop: 7010

Re:	Mogul Energy International, Inc. Registration Statement on Form SB-2 Filed November 17, 2006
File No. 333-138806

The following responses are to your letter of May 4th, 2007 are keyed to the number comments in each of the letters. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Amendment No. 3 to the Form SB2 Registration Statement.

The May 4th Letter

1.    We have added Note 11, disclosing the restatement of our financial statements as a result of the ceiling test the impairment, and its effects on loss from operations and losses per share as well as reducing exploration and evaluation assets on the balance sheet and the increase in retained deficit.

2.    We have amended the cash flow statement to correct for the mathematical error.

3.    We have changed disclosure under Note 2 – Accounting Policies, page 65 Oil and Gas Properties to state that we perform the ceiling test quarterly.

Very truly yours,

Mogul Energy International, Inc.

By: /s/ Naeem Tyab
Name: Naeem Tyab
Title: President